From: Peter Koch – CEO and Director

Reostar Energy Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Date: January 14, 2022

RE: Request for Qualification of Offering

Statement Filed December 28, 2021.

We formally request that the Offering Statement (Form 1-A), file no. 024-11669, as amended and filed December 28, 2022, be Qualified effective Wednesday January 19, 2022.

Sincerely,

/s/ Peter Koch

Peter Koch

CEO - Director